3-16-2004

SE[...]COMMISSION
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04002043

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SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2004 WASH, D.C. 155

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-27305 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GORIAN INVESTMENT GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 WEST FIFTH STREET
(No. and Street)

| SAN BERNARDINO | CA | 92401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES E. PAINTER (909)888-7551
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOREN MCADAM CHRISTENSON LLP
(Name – *if individual, state last, first, middle name*)

| P.O. BOX 8010 | REDLANDS | CA | 92375 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DW

# OATH OR AFFIRMATION

I, CHARLES E. PAINTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GORIAN INVESTMENT GROUP, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNA K. STEWART
COMM. #1266817
NOTARY PUBLIC - CALIFORNIA
SAN BERNARDINO COUNTY
My Commission Expires July 7, 2004

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
Douglas R. McAdam, C.P.A.
Stephen W. Nash, J.D.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

# Independent Auditors' Report

To the Board of Directors
Gorian Investment Group Inc.

We have audited the accompanying statement of financial condition of Gorian Investment Group Inc., (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gorian Investment Group Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soren McAdam Christenson LLP

February 13, 2004



2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com

# GORIAN INVESTMENT GROUP INC.

## Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $390,373 |
| Deposits with clearing organizations | 27,535 |
| Receivables from broker-dealers and clearing organizations | 44,169 |
| Marketable securities | 482,411 |
| Furniture and equipment, less accumulated depreciation of $212,594 | 28,767 |
| Other assets | 12,274 |
| Total assets | $985,529 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | |
| **Liabilities** | |
| Accounts payable, accrued expenses and other liabilities | $ 31,584 |
| Total liabilities | 31,584 |
| **Stockholders' Equity** | |
| Common stock, no par value | |
| Authorized: 100,000 shares | |
| Issued and outstanding: 1,094 shares | 40,968 |
| Retained earnings | 912,977 |
| Total stockholders' equity | 953,945 |
| Total liabilities and stockholders' equity | $985,529 |

*The accompanying notes are an integral part of these financial statements.*

**GORIAN INVESTMENT GROUP INC.**

**Statement of Income and Retained Earnings**

For the Year Ended December 31, 2003

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 788,646 |
| Principal transactions | 483,176 |
| Interest and dividends | 20,739 |
| Investment advisory fees | 119,297 |
| Other income | 8,926 |
| | 1,420,784 |
| **Expenses** | |
| Employee compensation and benefits | 902,557 |
| Brokerage, exchange and clearance fees | 154,771 |
| Communications and data processing | 79,297 |
| Occupancy | 92,307 |
| Other expenses | 137,649 |
| | 1,366,581 |
| Income before income taxes | 54,203 |
| **Income taxes** | 14,712 |
| Net income | 39,491 |
| **Retained earnings** | |
| Balance, beginning of year | 873,486 |
| Balance, end of year | $ 912,977 |

*The accompanying notes are an integral part of these financial statements.*

## GORIAN INVESTMENT GROUP INC.

### Statement of Cash Flows

For the Year Ended December 31, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 39,491 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 21,880 |
| (Increase) decrease in operating assets | |
| Deposits with clearing organizations | (81) |
| Receivable from brokers, dealers and clearing organizations | 21,919 |
| Marketable securities | 255,531 |
| Other assets | (8,764) |
| Increase (decrease) in accounts payable, accrued expenses and other liabilities | (4,150) |
| Net cash provided by operating activities | 325,826 |
| **Cash flows from investing activities** | |
| Purchases of furniture and equipment | (14,663) |
| Net cash used in investing activities | (14,663) |
| Net increase in cash | 311,163 |
| **Cash and cash equivalents** | |
| Balance, beginning of year | 79,210 |
| Balance, end of year | $390,373 |
| **Cash paid for:** | |
| Income taxes | $21,829 |
| Interest expense | $ - |

*The accompanying notes are an integral part of these financial statements.*

## 1. Summary of Significant Accounting Policies

Gorian Investment Group Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buy and sell for their own account, and offer financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management also determines the accounting principles to be used in the preparation of financial statements. A description of the significant accounting policies employed in the preparation of these financial statements follows:

### Cash and Cash Equivalents

The Company considers highly liquid debt instruments with original maturities of less than ninety days to be cash equivalents.

### Marketable Securities

Marketable securities are valued at market value. Securities transactions entered into for the account of the Company are recorded on a trade date basis.

### Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over their estimated useful lives, generally seven years.

### Revenues

Commissions on customer's transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for temporary differences between amounts reported for financial statement and income tax purposes. Deferred income tax assets and liabilities represent the tax consequences of those temporary differences, which will either be taxable or deductible in future tax returns.

## 2. Marketable Securities

A summary of marketable securities follows:

| | |
|---|---|
| Obligations of U.S. government | $342,957 |
| State and municipal government obligations | 24,417 |
| Corporate bonds, notes and debentures | 92,536 |
| Corporate stocks | 2,835 |
| Certificates of deposit | 19,666 |
| | $482,411 |

## 3. Income Taxes

Income taxes consisted entirely of taxes currently payable as follows:

| | |
|---|---|
| Federal | $ 8,704 |
| State | 6,008 |
| | $14,712 |

Deferred income taxes, attributable to differences in reporting certain items of income and expense for financial statement and tax purposes, are not significant. The income tax provision was at an effective rate of 27 percent. This differs from the statutory federal income tax rate of 34 percent primarily because of the inclusion of state income taxes and the effect of graduated federal income tax rates.

## 4. Lease Commitments

The Company leases its office facilities under an agreement which expires on February 14, 2008. The lease contains an escalation clause for annual adjustment to the rents. Lease expense for 2003 was $59,559. Annual future minimum lease payments at December 31, 2003 are a follows:

| | |
|---|---|
| 2004 | $ 58,120 |
| 2005 | 59,864 |
| 2006 | 63,166 |
| 2007 | 66,948 |
| 2008 | 11,264 |
| | $259,362 |

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the Company had net capital of approximately $882,000, which was approximately $632,000 in excess of it minimum required net capital of $250,000.

# SUPPLEMENTARY INFORMATION

# GORIAN INVESTMENT GROUP INC.

## Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2003

| | |
|---|---|
| **Net Capital** | |
| Total stockholders' equity | $953,945 |
| Deduct stockholders' equity not allowable for net capital | - |
| Total stockholders' equity qualified for net capital | 953,945 |
| Deductions and/or charges: | |
| Furniture and equipment, net | (28,767) |
| Other assets | (15,406) |
| Net capital before haircut on securities | 909,772 |
| Haircuts on securities | |
| U.S. government obligations | 14,403 |
| Certificate of deposit | 1,082 |
| Money market funds | 3,491 |
| State and municipal government obligations | 1,078 |
| Corporate obligations | 4,904 |
| Stocks | 425 |
| Net capital | $884,389 |
| **Aggregate indebtedness** | |
| Other accounts payable and accrued expenses | $31,584 |
| Total aggregate indebtedness | $31,584 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required | $250,000 |
| Excess net capital | $634,389 |
| Excess net capital at 1,000 percent | $881,231 |
| Ratio: Aggregate indebtedness to net capital | 0.04 |
| **Reconciliation to net capital in Part II of Form X-17A-5** | |
| Net capital, as reported in Company's Part II FOCUS report | $882,175 |
| Audit adjustments and other | 2,214 |
| | $884,389 |

# GORIAN INVESTMENT GROUP INC.

## Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2003

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable.

# GORIAN INVESTMENT GROUP INC.

## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2003

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, information relating to possession or control requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable.

# GORIAN INVESTMENT GROUP INC.

## Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2003

Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
Douglas R. McAdam, C.P.A.
Stephen W. Nash, J.D.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

**Auditors' Report on Internal Control**

Board of Directors
Gorian Investment Group Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gorian Investment Group Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 20X2, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soren McAdam Christenson LLP

February 13, 2004